

October 13, 2010

H. Brian Cole
Chief Financial Officer
Play LA, Inc.
c/o Mossack Fonseca & Co., Akara Building
24 De Castro Street
Wickhams Cay 1, RoadTown, Tortola, B.V.I.

> **Re:** **Play LA, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed April 20, 2010**
> **File No. 00-52311**

Dear Mr. Cole:

We have reviewed your response letter dated September 15, 2010 and have the following comments. In our comments we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Item 17. Financial Statements
Balance Sheets, page 47

1. The goodwill impairment analysis for 2009 should consider facts and circumstances existing at the balance sheet date in 2009 upon which the impairment analysis was based. However, the goodwill impairment analysis for 2009 indicated in your response appears to be based on 2010 historical financial information. Please tell us when the 2009 impairment analysis for goodwill was performed and the date of the financial statements for 2009 upon which it was based, and provide us with the impairment analysis, in clear detail performed on that basis. In so doing, please ensure that the impairment analysis for 2009 clearly addresses the following:

   - Explain to us the basis for (that is, the reason for and source of) any increases in revenue, as is the case in the analysis contained in your response, factored into the determination of the reporting unit fair value. If revenue increases are factored into your analysis, tell us the reasonableness of this, particularly in regard to revenue growth rates in excess of the anticipated industry growth indicated in your response, given the risk factor disclosed in the 2009 Form 20-F that you have no operating history as an internet advertising company.

- We note that cost of sales reported for 2008 and 2009 was significantly greater than revenue. If cost of sales factored in the analysis in determining the reporting unit fair value is less than revenue, as is the case in the analysis contained in your response, explain to us the basis for this (that is, how you were able to achieve this) relative to your historical experience.
- Clarify for us whether and how other expenses reported for 2009, like general and administrative and management and professional fees, are factored into the determination of the reporting unit fair value. It does not appear that such expenses are included in the analysis contained in your response.
- Explain to us the basis for and reasonableness of any multiple assumed.
- Correction of errors existing in the analysis that the response indicates were present.

2. We note the goodwill reported at December 31, 2009 and your operations through 2009 originated with acquisitions you made in 2007. Since revenue declined in 2009 from 2008 and you reported losses in each of those years as well as for 2007, please clearly demonstrate for us from your impairment analysis for 2009 why goodwill is not impaired in 2009 and how your analysis reflects the operations associated with the goodwill generated by these acquisitions.

3. To the extent your impairment analysis for 2009 shows that the reporting unit carrying value exceeds its fair value, as is the case in the analysis included in your response, please perform the second step of the impairment test specified in Accounting Standards Codification 350-20-35-8 to determine the implied fair value of goodwill and associated impairment, if any, pursuant to ASC 350-20-35-9 through 17. In the event you conclude that goodwill is impaired in 2009 in a material amount, please tell us whether you will amend your 2009 Form 20-F to restate the financial statements for such impairment.

Please contact Doug Jones at 202-551-3309 if you have questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief